Specialty Foods Acquisition Corporation
      Computation of Ratio of Earnings to Fixed Charges
               (in thousands, except ratios)




                                1992      1993      1994      1995      1996

Earnings:
  Income (loss) from
   continuing operations       12,550   (16,994)  (62,800)  (258,351) (475,397)
  Add:
  Provision for taxes           3,817     5,772     1,626      1,653     1,367
  Fixed Charges                27,320    59,640   122,957    135,461   141,851
Earnings as adjusted (A)       43,687    48,418    61,783   (121,237) (332,179)

Fixed charges:
  Interest Expense             21,336    49,613   107,036    122,072   127,646
  Amortization of deferred
    debt issuance costs           397     4,209    10,940      7,504     6,081
  Rents under leases
    representative of an
    interest factor             5,587     5,818     4,981      5,885     8,124
Fixed charges as adjusted (B)  27,320    59,640   122,957    135,461   141,851

Ratio of earnings to fixed
  charges (A) divided by (B)     1.60        - 1       - 1        - 1       - 1



1 Earnings are inadequate to cover fixed charges by $474,030 in 1996, $256,698 in 1995, $61,174 in 1994, and $11,222 in
1993.